82-1209

[redacted]

GGL Diamond Corp.

904 - 67[redacted]
Vancouv 2
Tel: (6
Fax: (6

03003460

03 JAN 24 AM 7:21

SUPPL

January 16, 2003

SYMBOL: GGL.TSX Venture

Tribunal decision on Doyle Lake dispute expected before end of March; Zip samples reveal potential source is diamondiferous

Winter Lake North: ZIP Mineral claim results

Raymond A. Hrkac, President of GGL Diamond Corp. (GGL.TSX Venture), reports that lab analysis of samples collected at the start of the 2002 sampling season have indicated that the potential kimberlite source of the indicator minerals is diamondiferous.

A total of 23 samples taken from the Zip claims were pre-concentrated at the laboratories of the Saskatchewan Research Council (SRC), and submitted for mineralogical analysis to the Mineralogical Laboratory of KM Diamond Exploration Ltd. Dr. Felix V. Kaminsky, P. Geo. is the Company's "Qualified Person."

In these 23 samples, kimberlitic pyrope garnets per sample ranged from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyrope. The pyrope composition graph of G-10/G-9 garnets indicates the potential kimberlite source related to these minerals is diamondiferous.

The cut-off of this linear train has not been located by samples taken by GGL Diamond Corp. ("GGL") field crews, but information contained in our data set suggests that the cut-off has been identified by sampling done by others. The Zip claims are 100% owned by GGL and are located approximately 75 km west of the Ekati Mine.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review – a decision expected before the end of March

The legal process regarding disputed property in the Doyle Lake area in the Northwest Territories is progressing. The Tribunal appointed by the Minister of Indian Affairs and Northern Development has received both the Applicants' brief (Nov. 30, 2002) and GGL's reply (Dec. 20, 2002). The Applicants in the case requested and were granted the opportunity to provide a final response, which is to be submitted to the Tribunal on or before Feb. 7, 2003. An oral hearing before the Tribunal has been scheduled for Feb. 24. GGL has been informed that the Tribunal expects to render its decision no later than the end of March, 2003.

For more specific information regarding this long-standing dispute, please refer to the news release of Nov. 6, 2002, or to the third quarter report (www.ggldiamond.com).

GGL DIAMOND CORP.

Raymond A. Hrkac
President

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

dlw 2/3

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.